U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

Notification of Late Filing

Commission File Number: 0-32255

(Check One):

[__] Form 10-K [_X_] Form 20-F [__] Form 11-K [__] Form 10-Q [__] Form 10-D [__] Form N-SAR [__] Form N-CSR

For Period Ended: December 31, 2005
[__] Transition Report on Form 10-K
[__] Transition Report on Form 20-F
[__] Transition Report on Form 11-K
[__] Transition Report on Form 10-Q
[__] Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

BALATON POWER INC.
Full Name of Registrant

NOT APPLICABLE
Former Name if Applicable

19 East Fourth Avenue
Address of Principal Executive Office (Street and Number)

Hutchinson, Kansas U.S.A. 67501
City, State and Zip Code

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Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box, if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[ X ]	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N- SAR or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed period.

The Company received comments from the Securities and Exchange Commission on its Annual Report on Form 20-F for the fiscal year ended December 31, 2004 which will require a restatement of the Company's financial statements for that period. The Company is not able to timely file because (i) it has not completed the financial statements for the fiscal year ended December 31, 2005; (ii) it has not completed the restatement of the Company's financial statements for the fiscal year ended December 31, 2004, which will be reflected in the financial statements included in the Annual Report on Form 20-F for 2005 when filed; and (iii) the Company is not able to complete the assembly of all information necessary to complete the Annual Report on Form 20-F for 2005. Such information is required in order to prepare a complete filing. As a result of this delay, the Company is unable to file its Annual Report on Form 20-F within the prescribed time period without unreasonable effort or expense. The Company expects to file its Annual Report on Form 20-F for the fiscal year ended December 31, 2005, as well as an amendment to its Annual Report on Form 20-F for the fiscal year ended December 31, 2004, within the extension period.

Part IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification.
Ivan Webb	903	967-3338
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [X] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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BALATON POWER INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 30, 2006

By: /s/ Robert Wyllie
_________________________
ROBERT WYLLIE
Chief Financial Officer